UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): September 12, 2003

Forest City Enterprises, Inc.

(Exact Name of Registrant as Specified in Charter)

Ohio	1-4372	34-0863886
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Terminal Tower, 50 Public Square Suite 1100, Cleveland, Ohio	44113
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: 216-621-6060

(Former Name or Former Address, if Changed Since Last Report)

ITEM 5. Other Events

On September 12, 2003 the Company released a supplemental package that provides certain operating and other data for the six months ended July 31, 2003, a copy of which is attached hereto and incorporated herein by reference.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

(c) Exhibits.

Exhibit Number	Exhibit
99.1	Supplemental Reporting Package for the Six Months Ended July 31, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FOREST CITY ENTERPRISES, INC.

By: /s/ THOMAS G. SMITH

Name: Thomas G. Smith
Title: Executive Vice President,
    Chief Financial Officer and
    Secretary

Date: September 12, 2003

EXHIBIT INDEX

Exhibit Number		Description
99.1	-	Supplemental Reporting Package for the Six Months Ended July 31, 2003